UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-38448

NOTIFICATION OF LATE FILING	CUSIP NUMBER
984163 105

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: June 30, 2022

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Vinco Ventures, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

Address Not Applicable(1)

Address of Principal Executive Office (Street and Number)

Address Not Applicable(1)

City, State and Zip Code

(1)	We are a remote-friendly company, with several hubs and locations for employees to collaborate. Accordingly, we do not maintain a headquarters. For purposes of compliance with applicable requirements of the Securities Act of 1933, as amended, and Securities Exchange Act of 1934, as amended, stockholder communications required to be sent to our principal executive offices may be directed to the email address set forth in our proxy materials and/or identified on our investor relations website.

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vinco Ventures, Inc. (the “Registrant”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2022 (the “Quarterly Report”) by the August 16, 2022 filing deadline applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report, which delay is a direct result of, among other things, the unauthorized actions taken by each of Theodore Farnsworth, Lisa King, Roderick Vanderbilt and Erik Noble (collectively, the “Defendants”) as set forth in the lawsuit filed by the Registrant against Defendants on August 3, 2022 in the District Court of Clark County, Nevada (Case No: A-22-856404-B).

Due to the recent actions of the Defendants, the Registrant is still in the process of compiling required information to complete the Quarterly Report. Additionally, its independent registered public accounting firm requires additional time and information in order to complete its review of the financial statements for the period ended June 30, 2021 to be incorporated in the Quarterly Report. The Company intends to file the Quarterly Report as soon as practicable, but cannot currently predict when it expects to be able to file the Quarterly Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Colucci	(866)	900-0992
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2022, the Company expects to report a net income that is significantly varied than the net loss reported for the three months ended June 30, 2021. The net income is primarily due to the significant impact of (i) gains on changes in the fair value of the Company’s warrant liability.

Vinco Ventures, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2022	By	/s/ John Colucci
John Colucci
Interim Chief Executive Officer